SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                AMENDMENT NO. 4
                   Under the Securities Exchange Act of 1934

                            The Warnaco Group, Inc.
                            ----------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  934390 10 5
                                 (CUSIP Number)

                               Linda J. Wachner
                            The Warnaco Group, Inc
                                90 Park Avenue
                              New York, NY  10016
                          Telephone:  (212) 661-1300
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 20, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule d-1(b)(3) or (4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]



      CUSIP No.  934390 10 5

          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       1    Linda J. Wachner
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
       2                                                     (a)  ( )
                                                             (b)  ( )
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       3  SEC USE ONLY
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          SOURCE OF FUNDS*
       4    PF, SC, BK
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5  PURSUANT TO ITEMS 2(d) or 2(e)                          ( )
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          CITIZENSHIP OR PLACE OF ORGANIZATION
      6     United States of America
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                                SOLE VOTING POWER
                            7        8,268,900
                          -------------------------------------------------
            NUMBER OF           SHARED VOTING POWER
             SHARES         8        None
          BENEFICIALLY    -------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
              EACH          9       8,238,980
            REPORTING     -------------------------------------------------
             PERSON             SHARED DISPOSITIVE POWER
              WITH          10       None
      ---------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11     8,283,038
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      12  CERTAIN SHARES    ( )
      ---------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      13       14.2%
      ---------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
      14        IN
      ---------------------------------------------------------------------



          Linda J. Wachner hereby amends and supplements her Statement on
     Schedule 13D, initially filed on February 22, 1993, as amended on November 30, 1993, March 7, 1995 and January 31, 1996 (the "Schedule 13D") with respect to the common stock, par value $.01 per share (the "Shares"), of The Warnaco Group, Inc., a Delaware corporation (the "Company" or "Warnaco"). The Company declared a stock split in the form of a stock dividend of two Shares of Common Stock for every one Share of Common Stock, which was distributed on October 3, 1994. All Share numbers contained in this Schedule 13D have been restated to reflect the stock split.
     The principal executive offices of the Company are located at 90 Park Avenue, New York, NY 10016.

          Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 3.   Source and Amount of Funds or Other Consideration.

          Of the 8,283,038 Shares beneficially owned by Mrs. Wachner:

          (i) 2,561,000 Shares were acquired by Mrs. Wachner pursuant to the Warnaco Amended and Restated 1988 Employee Stock Purchase Plan in exchange for $430 in cash and a non-recourse non-interest bearing promissory note payable to the Company, the current principal amount which is $5,971,430. Mrs. Wachner has pledged such Shares to Warnaco pursuant to a pledge agreement to secure the payment of such promissory note. The promissory note and pledge agreement were filed as Exhibits A and B to Amendment No.1 to Schedule 13D filed November 30, 1993.

          (ii) 4,900,000 Shares are purchasable upon the exercise of Warnaco employee stock options held by Mrs. Wachner.

          (iii) 155,900 Shares were granted to Mrs. Wachner as a restricted stock award on May 6, 1996 and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.

          (iv) 275,000 Shares were granted to Mrs. Wachner as a restricted stock award on August 9, 1995 and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.

          (v) 377,000 Shares were acquired by Mrs. Wachner using a combination of personal funds and funds borrowed from Citibank, N.A., and Bank of California. All such borrowings have been repaid.

          (vi) 14,138 Shares were acquired by Mrs. Wachner pursuant to the Company's 401(k) plan.

     Item 5.  Interest in Securities of the Issuer.

          (a) Mrs. Wachner beneficially owns an aggregate of 8,283,038 Shares which would have represented 14.2% of all Shares which would have been issued and outstanding as of December 31, 1996, assuming the excercise of all Company employee stock options held by Mrs. Wachner. The 8,283,038 Shares beneficially owned by Mrs. Wachner includes (i) 4,900,000 Shares purchasable upon the exercise of Company employee stock options held by Mrs. Wachner, (ii) 44,000 Shares held by the Linda J. Wachner Charitable Trust of which Mrs. Wachner is the Trustee and (iii) 14,138 Shares held by Mrs. Wachner in the Company's 401(k) plan.

          Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.

          (b) Mrs. Wachner has the sole power to vote and dispose of all Shares beneficially owned except for:

          (i) the 44,000 Shares held by the Linda J. Wachner Charitable Trust. As Trustee of the Linda J. Wachner Charitable Trust, Mrs. Wachner has the sole power to vote the 44,000 Shares held by the Linda J. Wachner Charitable Trust and Kenneth I. Starr, the Special Trustee for the Linda J. Wachner Charitable Trust, has the sole power to dispose of such 44,000 Shares.

          (ii) the 14,138 Shares acquired by Mrs. Wachner pursuant to the Company's 401(k) plan. Merrill Lynch Trust Company, as trustee for the Company's 401(k) plan, has sole power to vote the 14,138 Shares held in the Company's 401(k) plan. Mrs. Wachner has sole power to dispose of 14,080 of such 14,138 Shares, the remaining 58 Shares are restricted pursuant to the Company's 401(k) plan and can be disposed of pursuant to certain contingencies contained therein.

          (c) Effective February 20, 1997, Mrs. Wachner was issued 1,000,000 Warnaco stock options. Such options have an exercise price of $30.375 per share and are 100% vested. Except as stated above Mrs. Wachner has had no other transactions effected in the past sixty days.

          (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns other than the 44,000 Shares held by the Linda J. Wachner Charitable Trust.

          (e) Inapplicable.



                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 27, 1997

                                        By: /s/ Linda J. Wachner
                                            -------------------------
                                            Linda J. Wachner